

October 24, 2013

Via Email
Patrick S. Shannon
Director
Allegion Public Limited Company
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

> **Re:** **Allegion Public Limited Company**
> **Amendment No. 2 to Form 10-12B**
> **Filed October 15, 2013**
> **File No. 001-35971**

Dear Mr. Shannon:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment, we may have additional comments.

Exhibit 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

2013 Impairment Test, page 74

1.   Refer to the Form 8-K filed by your parent, Ingersoll Rand, dated October 14, 2013. We note that as a result of the interim impairment test you recognized a $137.6 million non-cash pre-tax goodwill impairment in the financial statements for the quarter ended September 30, 2013 related to the EMEIA reporting unit. Please update the disclosure herein and elsewhere in the document to include the most recent information about the goodwill impairment. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should

also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge.

You may contact Sharon Virga at 202-551-3385 or Ivette Leon at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri at 202-551-3310 or Paul Fischer at 202-551-3415 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director